UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

STATEMENT BY GIUSEPPE MORCHIO
FIAT’S CHIEF EXECUTIVE OFFICER

•	I have never made comments on GM’s position as regards the put option. Our viewpoint is well known: the put option is a right that begins in 2004 and is valid until 2009. Our relationship with GM is very good. The joint ventures are producing important results and additional cooperations will come in the future.

•	The market situation is very difficult; in Italy it declined by 7 per cent in the last quarter and our market shares, at a time of changeover from our old to our new models, were adversely affected. In spite of this, the work we began some time ago is starting to bear fruit: on the basis of preliminary figures the operating result of the sector in the second quarter of this year, thought still in the negative, was definitely better than the one reported in the same period last year and in the first quarter of this year. We surely can’t say that we are satisfied, but these are positive signs that give us hope for the future.

•	With the commercial launch of the Lancia Ypsilon and the Gingo in September and the Idea at the end of October, we expect to regain market shares and improve profitability. The fourth quarter of the year should mark the turning point for Fiat Auto, even if markets will be far from brilliant and competition will continue to be very aggressive, particularly on the Italian market. We are working hard to make customers buy our products, by rapidly implementing the actions envisaged by the Relaunch Plan.

•	As a result of the divestiture of Fidis, Toro and FiatAvio, the financial position is under control. In fact these disposals will generate a cash-in of about 7 billion euros, while additional proceeds of 1.8 billion euros will come from the capital increase, which we are presenting to many institutional investors in these days. I believe that the pace of implementation of these actions is satisfactory.

•	The Plan we unveiled less than one month ago will bring the Group to operating breakeven beginning in 2004. We have a difficult job ahead of us, but we are all working very hard.

Turin, July 14, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2003

FIAT S.p.A.

	BY:	/s/ Enrico Zecchini Enrico Zecchini Power of Attorney